UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Constar International Inc.
File No. 0-16496 - CF#23046

Constar International Inc. submitted an application under Rule 24b-2 requesting an extension for confidential treatment on information it excluded from the Exhibits to a Form 10-K filed on March 29, 2007.

Based on representations by Constar International Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.15b through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer